SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                                  CERTIFICATE
Cinergy Corp. et al.                              OF
File No.  70-8933                                 NOTIFICATION

(Public Utility Holding Company Act of 1935)

    With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662 (the "1997 Order"), Cinergy Services hereby provides the following information:

1. The following summary, covering the quarterly period ended March 31, 2000, updates the business activities of Cinergy Solutions, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments ("Cinergy Solutions"), from the last quarterly filing in this docket. Specifically, this report provides information concerning (i) Cinergy Solutions itself and (ii) those of its subsidiaries that, like Cinergy Solutions, may not be considered "energy-related companies" within the meaning of rule 58 (and whose activities are therefore not separately covered in Cinergy's quarterly reports on Form U-9C-3), namely, Cinergy Customer Care, Inc., a Delaware corporation, Vestar, Inc., a Delaware corporation (formerly Cinergy Business Solutions, Inc.), and four entities formed under Canadian law, Vestar Limited (formerly Rose Technology Group Limited), 1388368 Ontario Inc., 3036243 Nova Scotia Company and Cinergy Solutions Limited Partnership (collectively, the "Vestar Financing Entities"). (See the chart enclosed herewith as Exhibit A showing Cinergy Solutions and all of its direct and indirect subsidiaries.)

     a. Energy Management Services. Cinergy Solutions does not itself directly market any energy management services. However, as previously reported in this docket (see the rule 24 certificate filed February 15, 2000 together with the press release included therewith), Vestar, Inc. and Vestar Limited are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. In the calendar quarter ended March 31, 2000, Vestar, Inc. and Vestar, Limited continued to be actively engaged in their North American energy management and performance businesses. The Vestar Financing Entities were formed for the sole purpose of assisting in the realization by Cinergy of certain tax benefits or other financial efficiencies in connection with the financing of the acquisition of Vestar, Limited.

     b. Asset Management Services. None, except through certain subsidiaries of Cinergy Solutions that are energy-related companies within the meaning of rule 58 and with respect to which information is reported in Cinergy's quarterly reports on Form U-9C-3.

     c. Technical/Consulting Services. In 1998 Cinergy Solutions formed a new, wholly-owned subsidiary, Cinergy Customer Care, Inc., to market utility billing services and/or utility call center services to utility companies. However, this subsidiary has never commenced active operations and remained inactive through March 31, 2000.

     d. QF Project Development and Ownership. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions' joint venture with Trigen Energy Corporation, which focuses on QF development.

     e. Consumer Services. Cinergy Solutions is no longer offering its appliance service contract program, called "Appliance Protection Plus."

     f. Customer Financing. Effective year-end 1999, Cinergy Services discontinued marketing its "Quick Credit" financial services program previously described in this file. Cinergy Solutions is not otherwise providing any stand-alone customer financing.

     g. Third-Party Alliances. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions' joint venture with Trigen Energy Corporation.

2. During the calendar quarter ended March 31, 2000,Cinergy Services provided various services (including accounting; finance; engineering; executive; legal; and marketing, sales and customer service) to Cinergy Solutions and all of its subsidiaries (including energy-related companies under rule 58) for a total cost of approximately $2.4 million. During that same period, The Cincinnati Gas & Electric Company and PSI Energy, Inc. provided engineering and construction services to Cinergy Solutions and its subsidiaries (including energy-related companies under rule 58) totaling approximately $199,000 and $201,000, respectively.

3. In December 1999, Cinergy issued one (1) guarantee in the principal amount of $22 million in connection with the acquisition of Vestar Limited. During the calendar quarter ended March 31, 2000, (a) Cinergy issued $8.2 million in principal amount of guarantees of debt or other obligations of Cinergy Solutions, Vestar, Inc. or Vestar, Limited or any of the Vestar Financing Entities; and (b) Cinergy Investments made net open-account a dvances to Cinergy Solutions, for the benefit of Cinergy Solutions and all of its subsidiaries (including energy-related companies under rule 58), totaling approximately $4,501,000 at annual interest rates ranging from 6.39% to 6.42%.

4. During the calendar quarter ended March 31, 2000, neither Cinergy Solutions nor Vestar, Inc. nor Vestar, Limited entered into any long-term contract by which any of such entities performs long-term operations, load control or network control of any electric generation, transmission or distribution facility.

5. Consolidated financial statements for Cinergy Solutions dated March 31, 2000 are enclosed herewith under a claim for confidential treatment pursuant to rule 104(b) under the Act.

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                            S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2000

                                   CINERGY SERVICES, INC.

                                   By: /s/Wendy L. Aumiller
                                   Assistant Treasurer